VedderPrice	VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005

BYRON D. HITTLE
312-609-7678	OFFICES IN CHICAGO, NEW YORK CITY, WASHINGTON, D.C.
bhittle@vedderprice.com	AND ROSELAND, NEW JERSEY

November 17, 2006
VIA EDGAR
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. John Grzeskiewicz

Re:	DWS Dreman Value Income Edge Fund, Inc. (the “Fund”)
File Numbers 811-21949; 333-137385
To the Commission:
     Filed herewith is Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Fund’s registration statement on Form N-2 relating to the Fund’s proposed initial public offering of common stock, filed on November 17, 2006. The purpose of Amendment No. 3 is to complete certain information required by Form N-2, to reflect minor revisions to the disclosure, to file exhibits to the registration statement, and to register additional securities. Concurrently herewith, by separate letter, the Fund has filed a request for acceleration of effectiveness of the registration statement for the morning of Tuesday, November 21, 2006. The Fund expects to price its shares of common stock after the close of business on November 21, 2006 and expects the closing to occur on Tuesday, November 28, 2006.
     Please call the undersigned at (312) 609-7678 or Deborah Bielicke Eades at (312) 609-7661 with any questions or comments. Thank you.

Sincerely,
/s/ Byron D. Hittle

BDH/nak

cc:	Mr. Jim Wall